BRITISH COLUMBIA

Number: C0680575

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that NEW PACIFIC METALS CORP. changed its name to NEW PACIFIC HOLDINGS CORP. on July 1, 2016 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On July 1, 2016

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE